

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 11, 2023

John Jordan
Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield , Connecticut 06804

> **Re: Photronics, Inc,**
> **Form 10-K for the Fiscal Year ended October 31, 2022**
> **File No. 1-39063**

Dear John Jordan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richelle Burr